Exhibit 13.14

[Lauren]: Hi everyone, thank you for taking the time to join us for today’s investor webinar. Hope everyone is staying safe and healthy right now. My name is Lauren and I am part of the venture growth team here at SeedInvest. Today, we are joined by TrustStamp’s CEO & Co-founder, Gareth Genner for the company’s first individual webinar. As a reminder, TrustStamp’s global artificial intelligence-powered technology authenticates identity online and offline to prevent sensitive data loss and identity fraud. He’s here to pitch the investment opportunity and then answer questions from the crowd. If you have any specific questions that you would like for him to answer, feel free to type them into the questions box on the right-hand side control panel. With that, I will hand it over to Gareth.

[Gareth]: Hello everybody! Well, it’s good afternoon / good evening - I know you are in multiple time zones, so thank you for taking the time to join us for the first webinar. Delighted to meet you in these crazy times, and hopefully I can tell you a little more about TrustStamp and answer any questions that you have. Sorry about this - just getting the shared screen - hopefully everybody can see the screen at this point. So TrustStamp is in 2 distinct overlapping markets. One of them is that we are focused on data privacy and security - an incredibly important market. When you look at the fact that so many organizations are collecting your personal data today, and last year there were 15.1 billion personal records exposed. So those could be your date of birth, social security number, or your biometrics. In fact, there were 7,098 recorded major breaches. Everyone claims to encrypt and protect your personal data, but the reality is that these breaches are happening every day. Our second market is financial inclusion. We have in the world about 2 billion people who either don’t have a legal identity or have no way of proving their legal identity. And they’re excluded from transacting. Often on a face-to-face basis because they have no documentation, but most definitely digitally. This is a major problem, but it’s also a huge opportunity for all of us, because it’s estimated that if we can bring the undocumented into financial inclusion (meaning that they can have accounts, borrow money, obtain aid, obtain medical services), we’d see a $3.7 trillion surge in economic activity.

[Lauren]: Hey Gareth - just to jump in here. I think we’re having a little trouble seeing the change of your slides.

[Gareth]: Okay, hm. So you’re still seeing the first slide?

[Lauren]: We’re still seeing the first slide.

[Gareth]: Okay, what are you seeing now? My apologies.

[Lauren]: It’s still the first slide.

[Gareth]: So we will restart. My apologies. What are you seeing now?

[Lauren]: Now we can see your powerpoint. So if you click “from beginning” on the top left-hand side, that should hopefully take us back. It was working fine a little while ago.

[Gareth]: Yeah, it was.

[Lauren]: Okay, now I can see the “Privacy and Security” slide.

[Gareth]: Great, okay. So again, my apologies. I’m not seeing what you see, so I have no way of knowing that. So, just to recap, we have the two markets: Privacy and Data Security, but also financial inclusion. Now, what we’re seeing is a tremendous move to biometrics. We’re seeing that both in the commercial world, whether it’s to access your phone, to access a bank account. But we’re also seeing that for NGOs - for government organizations, for creating identities for individuals. And it’s incredibly convenient, but we have a problem. That is, we’ve talked about data breaches, and biometric data is leaked as often as any other type of data. But here’s the big difference. Biometric data (being your face, your fingerprints, your iris, your palm, or even the way in which you walk or hold your phone) is not something that you can easily change, if at all. You can change your password, you can change your username, you can even change the answers to those silly questions that you’re asked (like your mother’s maiden name or your high school mascot), but you can’t change your biometrics. So what happens if your biometrics are stolen? And so far we’ve had hundreds of millions of sets of biometrics stolen. In fact, one of the most embarrassing and publicized leaks was the last 5 US Office of Personal Management of the fingerprints. An incredibly large number of US employees, including members of the CIA. So, we’ve solved some difficult problems. We’ve solved the problem of security (meaning protecting data, we protect privacy). But we also allow you to create user identity. We do this by taking any type of biometric data from absolutely any source, and we put that data through an irreversible transformation. In fact, we destroy the vast majority of the data, and we also generate what’s called “noise” - these unconventional cryptography. These results, we call an evergreen “hash”. And that hash cannot be directly tied to the original subject in any way. But the hash can be matched using our probabilistic AI. We have third party mathematical proofs to show that nobody else can use that hash, nobody can tie your hash originated from you, to you. This means that in the event of a breach, all that is revealed is a completely and absolutely useless piece of data. Example of a hash being created: we ask you typically to turn your face in this way based on the iPhone 10. And the bad guys think that’s proof of life - we’re trying to prove you’re living. In fact, we have multiple AIs that are monitoring what you’re doing in a far more sophisticated way. By getting you to turn your head, we are able to create an accurate 3D mask of your face, and we can compare that to future video and still images much more accurately than if we simply had a still image. What you saw was the conversion taking place. You wouldn’t normally see that in the app - that’s just for you to understand the process. And that whole string of numbers that you saw are measurements being transformed into the hash. There’s about 1.3 billion different variables that are in play at that point. Remember, we can do this with data from any source at any time, so this breaks vendor lock-in by traditional biometric providers, and allows us to compare biometrics from wherever they came from. So what’s the size of the market? Well, the answer is immense and growing. Jupiter, as you saw in the offering document, predicted $42.9 billion of biometric service revenue in 2025. That was before COVID. And what you will see if you Google” biometrics” and “COVID” is a phenomenal push to move to biometrics, but most especially to touch those biometrics which we focus on. Traction has been superb. Our first customer was Synchrony, which is a US credit card issuer with 16 million or so customers and over 18 million accounts. They have been using this for account approval and access and to identify fraudsters and the use of Synchrony grows each year. MasterCard engaged us to work with them on humanitarian and development projects. And the first project is targeting the 100 million undocumented people. This is creating an identity for them. They can start by vaccinating a child, but over time they can use that to obtain aid, register your child for school, for microloans, a debit card, in fact to engage fully in society and the financial economy. And that software was recognized at the Bloomberg New Economy forum in Beijing last September as one of the 7 pillars of new technologies for financial inclusion. Now those are two very major partners. We of course have other partners, Equifax, the US credit bureau, where our biometrics will be powering a joint venture application. Vital 4 - one of the most successful background screening companies in the world that provide wholesale background screening globally. And in the United Kingdom, NAEA Propertymark, which is a professional body for the real estate sector where we provide a KYC/AML platform, which provides the whole process. In fact, it replicates what most banks in the UK are taking 3 months to do, but we deliver it in about 20 minutes. Our size today: we’ve grown to 42 team members. Last year was really our first go-to market year, in which we had $2.1 million in cash revenues. What’s important to understand about our business is that our revenue comes in two parts. We charge fees to our clients when we bring them in and build custom software. But then every time our software is used, they pay a small fee. It’s a very small fee, but a very small fee potentially for billions of transactions. That means that we generate very very long term revenue. So these initial revenue numbers are really just the tip of the iceberg. This slide: 11 patent filings is actually out of date - it’s actually 12 as of this week. Our large science team has a number of patent applications that are currently pending. In December of 2019, Nasdaq issued us with the AIID ticker symbol, and Euronext also issued us with that symbol during the course of the last 10 days. That really reflects the fact that our intention is to move on from this reggae, which will equip us with the shareholders and public float needed in order to become a listed public company. We have a team of 42 - it’s a little bit unfair to pick out some people and I really encourage you to look at the profile but also to go to the webpage where you’ll see more of the team. It’s a very eclectic team - incredible amount of expertise from different areas. Some well-leading experts in the areas in which we work. Projections: You will again see in the offering document that we projected that we’d like to get to 0.25-0.75% of that $52.9 billion predicted revenue, which is just from payments transactions, not from financial inclusion. But we’ve been doing some really conservative projections at a much lower percentage case of that revenue, to illustrate that even at that point, what we have is a very healthy company. Finally, just as an example of our agility and the multiple uses of our technology, we recently launched a post-COVID application. The idea of that is to provide the means to verify your identity without actually having to disclose your personal information and location. So what this application does is to store encrypted locations against the hash. So there’s no PII - your name is not stored, your device ID is not stored. In fact, what we’re doing is to get you to take secure selfies on your device, create a hash that is stored with no device information. What it means is, you can however produce a QR code to prove either being in a safe location over the prior [ineligible], or alternatively to prove that you haven’t been in an unsafe location. Since we announced this application, which we believe is much more effective than anything else that is being offered today. We’ve had a tremendous amount of interest from government, but also from commercial entities who are seeing multiple use cases for this in the future. Again, This is all-around protecting your personal information, allowing you to do what you need to do (in this case verifying where you’ve been), without disclosing that information. By the way, that’s a technique called zero-knowledge proofs, which we think are going to be really important in the future of identity. So thank you so much for listening to this presentation. I’m going to close with a quote from Raman, who is a Vice President of Humanitarian Development at MasterCard Digital Identity Strategy. Raman had told many of his colleagues that the only limit to the use of our technology was their imagination, and I hope that you as an investor will see that and will want to join us on this exciting journey. So thank you very much, and I will open it for questions.

[Lauren] Great, thanks so much Gareth. A number of questions coming in - let’s get started with the first one. First, what is your exit plan?

[Gareth]: That’s a great question. We don’t really have an exit plan because we want to stay and grow the company. But what’s important I think for investors is that we have a liquidity plan. We have long decided that this is a company that can be grown over the very long term. We have investors that have been with us for four years, and we have staff who have been with us for that period of time who are shareholders. And so our plan is to have a listing on a major stock exchange. We’re working with merchant banks right now and with exchanges. Hence, we have been issued to take the symbols. And so our plan is to have liquidity in place to allow investors to sell their stock, or part of their stock hopefully, at a time when is appropriate for them. And we hope to have a first major market listing in place, assume possibly Q3 of this year.

[Lauren]: Great, next question. Do you have any competitors? If so, what makes TrustStamp stand out from them, and what is your target addressable market?

[Gareth]: Oh great, another great question. Actually we have a slide on that, but given the problem we had with slides earlier, I’m not going to try to pull it up. So here’s an interesting situation. What we do can be overlaid on any biometrics from any source. What that means is that people you might think of as our competitors who are biometric service vendors are actually our channel partners. Our major customers have looked to anybody else who can do what we do. They haven’t found anyone; we haven’t found anyone. In an ideal world, those people you would regard as competitors are the big biometrics companies, will simply be channels through which their biometrics will be hashed to be used in the unique ways that we are able to offer. In fact, from MasterCard, we already sit between them and two other biometric vendors, where we hash their data and we get paid to do that as a channel between MasterCard and those particular vendors. What makes us different is the whole hashing process. What it means is that we don’t store biometric images and templates, so we protect the data. But we can also match those hashes, regardless of where they came from. Whereas most biometric vendors produce proprietary templates that can be used to identify the subject and you can compare them to templates that came from anywhere else. So that’s the completely and absolutely unique aspect of what we do. And it means that we catch fraudsters, who get into systems using what we call solid biometrics, so a biometric vendor compares the face to the passport, says the passport says that name is John, so it’s John. In our place, we compare the hash we create to every other hash we’ve ever seen. And say, well unfortunately it may look like John, but our hash tells us that it actually is Bill, so that’s what’s unique about us.

[Lauren]: Great, next question. Given that your technology is used to identify verification with financial transactions, could you see your technology being applicable to other areas of the economy such as healthcare services.

[Gareth]: That’s another really great question. We have been approached multiple times for healthcare. One of the reasons is because one of the most logical use of a biometric is obviously identifying the body. And so securing personal records and making sure that you have the right patient and the right patient records is a very very logical use. We have been working with a doctor on defining those use cases, and it is most definitely on the roadmap. And we’ve been approached as recently as 2 weeks ago by a healthcare consortium to consider working with them in that area.

[Lauren]: Great, next question. Can you discuss how you have raised funds to date, and why you are choosing SeedInvest specifically for this round, as it seems that you could probably still raise VC.

[Gareth]: Yeah, absolutely. So from the beginning we had a mantra, which is maybe a little unpopular with VCs, and it was called “we don’t do VC terms”. We saw a lot of companies not be able to grow in the way the founders wanted, because they had to give very short term returns to VCs. And we were going to take in the first place a very slow and steady growth approach. We were very fortunate that we had strategic investors and clients, who between them invested about $7mm to get us to this point. Our objective was to become a public company (by a public company in this sense, I also mean a listed company on a major exchange). And to do that, there is typically a minimum number of shareholders that you have to have together with a minimum market float (so, number of shares that members of the public have, and the value of those shares). And so the SeedInvest route allowed us to bring in that broader range of shareholders that we know we need to meet our public company aspirations. Now having told you that, we’ve had multiple VCs come to us, all complaining why we don’t want VC money. And we’ve said they’re perfectly welcome to participate in the round. But at this stage, we’re growing up, and we think public company money is the right route for us.

[Lauren]: Who is your target client?

[Gareth]: So we started with the very largest. Hence in the case with Synchrony, a bank with 18 million customers, and in the case with MasterCard, one of the biggest credit card brands in the world. And so our initial focus is on very very large customers that can really grow us in the marketplace, but also create a network effect. Meaning that when our product is used, it becomes more valuable the more people that use it. And so on the humanitarian side, having started our work with MasterCard, it’s people like the World Bank and the World Food Program and UNHCR - all of whom are in discussions with us. Again, very large organizations. Now, we do know that small organizations need this technology too, and so in parallel, we’re developing a SaaS platform that we call “Onboard”. So that’s a slightly different approach, and that allows small organizations to download SDKs and APIs so that they can implement it also. That’s really a different route to market. It’ll happen in parallel, and you’ll actually have delivery partners, who actually deliver the software in those cases.

[Lauren]: Can you talk about your revenue model and how you will make money?

[Gareth]: Absolutely. Some details are under NDA, but I can give you a broad picture. So if you look at the MasterCard contract, we’re paid in two different ways. We get paid to build the applications that are needed in order to make use of the technology. So we build a piece of software, which is complete which is delivered for use. Our algorithms are the key element here. So those are the proprietary algorithms that allow the processes to take place. And our contract stipulates that every time that algorithm runs, we get paid. Different use cases have different payments. The higher the commercial value of the transaction, the higher the payment. Humanitarian, as you might imagine, is the lowest payment. There, you may end up in the billions of transactions at fractions of a penny, but that’s for billions of transactions. So in a long term contract (they’re typically 10 years), the reality is that once you’re in the architecture, for as long as that software is ever being used, you’re going to receive your licensing payments every quarter. And those can be up to maybe 20 times that original first year revenue that we’re showing from the original contract.

[Lauren]: Great, okay. We have a number of other questions coming in. Thank you everyone who is asking those questions. Unfortunately we will not be able to get to all of them today. However we will be passing them along to the TrustStamp team to answer them on their SeedInvest discussion board. Next question: what are the barriers to switching for customers to another solution.

[Gareth]: You mean switching from our solution? Right now, there isn’t one to switch to! The fact is that we overlay on whatever biometric service provider they’re using. We translate the data from that provider into the proprietary hash. So what we’re enabling them to do is to take data from any source and have a common architecture. Now obviously if they stopped engaging with us and they went to another company, they would not be able to compare that store of hashes to any future data that they receive. So in that case, it would be a barrier to exit, but right now, they have nowhere else to switch to, because nobody else can do what we do.

[Lauren]: Next question: what are the vulnerabilities of zero-knowledge proofs with your product?

[Gareth]: So that’s a really interesting question. And you’re going to see some information about that. We made an announcement of two of our new team members earlier this week, who are really critical team members. Stories of quantum computing: Quantum computing has been seen by some as science fiction (it’s not). Evangelists believe that we will have quantum computing by 2025, and the conservatives today by 2030. That really turns everything on its head in that most of the massive challenge of protecting any type of data lies upon encryption, which is simplistically based upon having to do very very large calculations in order to decrypt it. Well, quantum computing means you can do very large calculations very fast. And so everything we know today about encryption is going to change. Now, our method of doing this doesn’t create anything you can decrypt, because it’s probabilistic - we’ve destroyed the original data. But the feed of information that comes to us at its collection point will have been encrypted, and encrypted in transit to us. And that’s the same for the whole industry. Except for the rest of the industry, they then store it (hopefully encrypted), and they store it on local. So one of the areas that we are working on is on the post-quantum era of encryption that we can offer to our clients to make sure there is end-to-end security: not just in our processes, but in protecting that data before it gets to us. So that’s a vulnerability for everything - for your bank account today - for everything you use - the encryption you use today is not going to be effective in 5-10 years. Most people are hiding from that. But we are addressing it head on. I’d invite you to go look at the resumes of the two people we’ve brought on board. Maybe two of the world’s greatest experts in addressing that problem.

[Lauren] Great, we have time for a few more questions. How much does it cost for TrustStamp to build a new product or use case for a new client.

[Gareth]: Great question. So really two elements. We build with what’s called micro-service architecture. So traditional ways of building software were called Gigantium - you build a great big piece of software. We build individual elements, so we have multiple AIs, each of which are standalone pieces of software that talk to each other through APIs. Our development team hates it, but I sometimes call them Lego bricks, which are in our box. So building those in the first place is relatively expensive because each of them requires true science in terms of developing what we’re doing (hence the number of patents we have). But once we have those Lego bricks and the client comes along and says “I want to be able to do this” - we’re typically able to say “Well, we can take 8 of the existing microservices. We might have to build one specialized for you on the front end. That means our cost of delivering those to the client is a fraction of the cost of typically creating a new piece of software. So what we’re doing is investing for the long term. The bigger that box of Lego bricks gets, the bigger the asset-base of software, which allows us to build future software quickly and more effectively for our future clients.

[Lauren]: Great, thank you. Last question we have time for today. Is the location tracking product developed, and when do you expect it to start generating revenue (and who from)?

[Gareth]: Yes, it’s developed! Take a look at safe14.com. Initially, the uses are for government (for COVID). That’s not going to generate new revenue. We’re not willing to make new revenue out of that. We wanted to help with the crisis, not make money out of it. However, I can tell you that the utility that it’s demonstrated has - certainly one of the biggest companies in the world that you can imagine today, who has asked us to build a proof-of-concept for them for commercial use, and it has other major companies and law-enforcement agencies, who have expressed a commercial interest going forward. We do not have anything in our revenue line for that product, because in the first place, our focus is on delivering it for COVID purposes, but we do think it’s a really interesting commercial product in the long term.

[Lauren]: Great, thank you so much Gareth. And thank you to everyone who attended and who asked questions. I realized that we didn’t get to all the questions that were asked, so again we will be passing the questions along to the TrustStamp team, who will be answering them on their profile on SeedInvest, so please be on the lookout there in the coming days for the answers to those. Thank you again to everyone who watched. If you’d like to make a reservation in TrustStamp, you may do so by visiting their profile page on SeedInvest. Those that reserve will be the first to know when the company receives qualification from the SEC. Thank you again, and this concludes today’s presentation.